UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CHENIERE ENERGY, INC.

(Name of Issuer)

Common Stock, par value $0.003 per share

(Title of Class of Securities)

16411R208

(CUSIP Number)

December 17, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16411R208	13G	Page 2 of 19 Pages

1.	Name of Reporting Persons: GSO CAPITAL PARTNERS LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 9,631,007
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 9,631,007
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,631,007
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 14.2%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 16411R208	13G	Page 3 of 19 Pages

1.	Name of Reporting Persons: GSO COF FACILITY LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 4,402,174
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 4,402,174
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,402,174
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 6.5%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 16411R208	13G	Page 4 of 19 Pages

1.	Name of Reporting Persons: GSO ADVISOR HOLDINGS L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 9,631,007
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 9,631,007
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,631,007
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 14.2%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 16411R208	13G	Page 5 of 19 Pages

1.	Name of Reporting Persons: BLACKSTONE HOLDINGS I L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 9,747,679
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 9,747,679
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,747,679
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 14.4%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 16411R208	13G	Page 6 of 19 Pages

1.	Name of Reporting Persons: BLACKSTONE HOLDINGS I/II GP INC.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 9,747,679
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 9,747,679
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,747,679
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 14.4%
12.	Type of Reporting Person (See Instructions): CO

CUSIP No. 16411R208	13G	Page 7 of 19 Pages

1.	Name of Reporting Persons: THE BLACKSTONE GROUP L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 9,747,679
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 9,747,679
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,747,679
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 14.4%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 16411R208	13G	Page 8 of 19 Pages

1.	Name of Reporting Persons: BLACKSTONE GROUP MANAGEMENT L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 9,747,679
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 9,747,679
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,747,679
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 14.4%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 16411R208	13G	Page 9 of 19 Pages

1.	Name of Reporting Persons: STEPHEN A. SCHWARZMAN
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 9,747,679
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 9,747,679
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,747,679
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 14.4%
12.	Type of Reporting Person (See Instructions): IN

CUSIP No. 16411R208	13G	Page 10 of 19 Pages

1.	Name of Reporting Persons: BENNETT J. GOODMAN
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 9,631,007
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 9,631,007
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,631,007
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 14.2%
12.	Type of Reporting Person (See Instructions): IN

CUSIP No. 16411R208	13G	Page 11 of 19 Pages

1.	Name of Reporting Persons: J. ALBERT SMITH III
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 9,631,007
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 9,631,007
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,631,007
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 14.2%
12.	Type of Reporting Person (See Instructions): IN

CUSIP No. 16411R208	13G	Page 12 of 19 Pages

1.	Name of Reporting Persons: DOUGLAS I. OSTROVER
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 9,631,007
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 9,631,007
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,631,007
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 14.2%
12.	Type of Reporting Person (See Instructions): IN

Item 1.	(a). Name of Issuer Cheniere Energy, Inc. (the “Company”) (b). Address of Issuer’s Principal Executive Offices: 700 Milam Street, Suite 800 Houston, Texas 77002 (713) 375-5000

Item 2(a). Item 2(b). Item 2(c).

Name of Person Filing

Address of Principal Business Office

Citizenship

(i) GSO Capital Partners LP

280 Park Avenue

New York, NY 10017

Citizenship: State of Delaware

(ii) GSO COF Facility LLC

c/o GSO Capital Partners LP

280 Park Avenue

New York, NY 10017

Citizenship: State of Delaware

(iii) GSO Advisor Holdings L.L.C.

c/o GSO Capital Partners LP

280 Park Avenue

New York, NY 10017

Citizenship: State of Delaware

(iv) Blackstone Holdings I L.P.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Citizenship: State of Delaware

(v) Blackstone Holdings I/II GP Inc.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Citizenship: State of Delaware

(vi) The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Citizenship: State of Delaware

(vii) Blackstone Group Management L.L.C.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Citizenship: State of Delaware

(viii) Stephen A. Schwarzman

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Citizenship: United States

(ix) Bennett J. Goodman

c/o GSO Capital Partners LP

280 Park Avenue

New York, NY 10017

Citizenship: United States

(x) J. Albert Smith III

c/o GSO Capital Partners LP

280 Park Avenue

New York, NY 10017

Citizenship: United States

(xi) Douglas I. Ostrover

c/o GSO Capital Partners LP

280 Park Avenue

New York, NY 10017

Citizenship: United States

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

GSO Capital Partners LP directly holds 134,889 shares of Common Stock (as defined below), GSO Special Situations Fund LP directly holds 2,716,119 shares of Common Stock, GSO COF Facility LLC directly holds 4,402,174 shares of Common Stock and GSO Special Situations Overseas Master Fund Ltd. directly holds 2,377,825 shares of Common Stock. GSO Capital Partners LP is the investment manager of each of GSO Special Situations Fund LP and GSO Special Situations Overseas Master Fund Ltd, and collateral manager of GSO COF Facility LLC. GSO Advisor Holdings L.L.C. is the general partner of GSO Capital Partners LP. Blackstone Distressed Securities Fund L.P. directly holds 116,672 shares of Common Stock. Blackstone Distressed Securities Advisors L.P. serves as the investment advisor to Blackstone Distressed Securities Fund L.P. Blackstone DD Advisors L.L.C. is the general partner of Blackstone Distressed Securities Advisors L.P. Blackstone Holdings I L.P. is the sole member of each of GSO Advisor Holdings L.L.C. and Blackstone DD Advisors L.L.C. Blackstone Holdings I/II GP Inc. is the general partner of

Blackstone Holdings I L.P. The Blackstone Group L.P. is the controlling shareholder of Blackstone Holdings I/II GP Inc. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P. Blackstone Group Management L.L.C. is controlled by Stephen A. Schwarzman, one of its founders. Each of Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover is an executive of GSO Capital Partners LP.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.003 (the “Common Stock”)

Item 2(e).	CUSIP Number: 16411R208

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable.

Item 4.

Ownership.

(a) Amount beneficially owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the shares listed on such Reporting Person’s respective reporting page. 134,889 shares of Common Stock are directly held by GSO Capital Partners LP, 2,716,119 shares of Common Stock are directly held by GSO Special Situations Fund LP, 4,402,174 shares of Common Stock are directly held by GSO COF Facility LLC, 2,377,825 shares of Common Stock are directly held by GSO Special Situations Overseas Master Fund Ltd. and 116,672 shares of Common Stock are directly held by Blackstone Distressed Securities Fund L.P.

(b) Percent of class:

Amendment No. 1 to the Company’s registration statement on Form 10-Q, filed on November 8, 2010, indicated that there were 57,643,732 outstanding shares of Common Stock as of November 1, 2010. Based on this number of outstanding shares of Common Stock and the additional 10,125,000 shares of Common Stock, including the shares reported in this Form 13G, expected to be issued concurrently with the acquisition of the shares reported on this Form 13G, each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of shares of the total number of outstanding shares of Common Stock as listed on such Reporting Person’s respective reporting page.

(c) Number of Shares as to which the Reporting Person has:

GSO Capital Partners LP

(i)     Sole power to vote or to direct the vote:

9,631,007

(ii)    Shared power to vote or to direct the vote:

0

(iii)  Sole power to dispose or to direct the disposition of:

9,631,007

(iv)   Shared power to dispose or to direct the disposition of:

0

GSO COF Facility LLC

(i)     Sole power to vote or to direct the vote:

4,402,174

(ii)    Shared power to vote or to direct the vote:

0

(iii)  Sole power to dispose or to direct the disposition of:

4,402,174

(iv)   Shared power to dispose or to direct the disposition of:

0

GSO Advisor Holdings L.L.C.

(i)     Sole power to vote or to direct the vote:

9,631,007

(ii)    Shared power to vote or to direct the vote:

0

(iii)  Sole power to dispose or to direct the disposition of:

9,631,007

(iv)   Shared power to dispose or to direct the disposition of:

0

Blackstone Holdings I L.P.

(i)     Sole power to vote or to direct the vote:

9,747,679

(ii)    Shared power to vote or to direct the vote:

0

(iii)  Sole power to dispose or to direct the disposition of:

9,747,679

(iv)   Shared power to dispose or to direct the disposition of:

0

Blackstone Holdings I/II GP Inc. (i) Sole power to vote or to direct the vote: 9,747,679 (ii) Shared power to vote or to direct the vote: 0

(iii)  Sole power to dispose or to direct the disposition of:

9,747,679

(iv)   Shared power to dispose or to direct the disposition of:

0

The Blackstone Group L.P.

(v)    Sole power to vote or to direct the vote:

9,747,679

(vi)   Shared power to vote or to direct the vote:

0

(vii) Sole power to dispose or to direct the disposition of:

9,747,679

(viii)Shared power to dispose or to direct the disposition of:

0

Blackstone Group Management L.L.C.

(i)     Sole power to vote or to direct the vote:

9,747,679

(ii)    Shared power to vote or to direct the vote:

0

(iii)  Sole power to dispose or to direct the disposition of:

9,747,679

(iv)   Shared power to dispose or to direct the disposition of:

0

Stephen A. Schwarzman

(i)     Sole power to vote or to direct the vote:

9,747,679

(ii)    Shared power to vote or to direct the vote:

0

(iii)  Sole power to dispose or to direct the disposition of:

9,747,679

(iv)   Shared power to dispose or to direct the disposition of:

0

Bennett J. Goodman

(i)     Sole power to vote or to direct the vote:

0

(ii)    Shared power to vote or to direct the vote:

9,631,007

(iii)  Sole power to dispose or to direct the disposition of:

0

(iv)   Shared power to dispose or to direct the disposition of:

9,631,007

J. Albert Smith III

(i)     Sole power to vote or to direct the vote:

0

(ii)    Shared power to vote or to direct the vote:

9,631,007

(iii)  Sole power to dispose or to direct the disposition of:

0

(iv)   Shared power to dispose or to direct the disposition of:

9,631,007

Douglas I. Ostrover

(i)     Sole power to vote or to direct the vote:

0

(ii)    Shared power to vote or to direct the vote:

9,631,007

(iii)  Sole power to dispose or to direct the disposition of:

0

(iv)   Shared power to dispose or to direct the disposition of:

9,631,007

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2010

GSO COF FACILITY LLC
By: GSO Capital Opportunities Fund LP, its sole member By: GSO Capital Opportunities Associates LLC, its general partner
/S/ MARISA J. BEENEY
Name:	Marisa J. Beeney
Title:	Authorized Signatory

GSO CAPITAL PARTNERS LP

/S/ MARISA J. BEENEY
Name:	Marisa J. Beeney
Title:	Authorized Signatory

GSO ADVISOR HOLDINGS L.L.C.
By: Blackstone Holdings I L.P., its sole member By: Blackstone Holdings I/II GP Inc., its general partner

/S/ ROBERT L. FRIEDMAN
Name:	Robert L. Friedman
Title:	Authorized Signatory

BLACKSTONE HOLDINGS I L.P. By: Blackstone Holdings I/II GP Inc., its general partner

/S/ ROBERT L. FRIEDMAN
Name:	Robert L. Friedman
Title:	Authorized Signatory

BLACKSTONE HOLDINGS I/II GP INC.

/S/ ROBERT L. FRIEDMAN
Name:	Robert L. Friedman
Title:	Authorized Signatory

THE BLACKSTONE GROUP L.P. By: Blackstone Group Management L.L.C., its general partner

/S/ ROBERT L. FRIEDMAN
Name:	Robert L. Friedman
Title:	Authorized Signatory

BLACKSTONE GROUP MANAGEMENT L.L.C.

/S/ ROBERT L. FRIEDMAN
Name:	Robert L. Friedman
Title:	Authorized Signatory

STEPHEN A. SCHWARZMAN

/S/ STEPHEN A. SCHWARZMAN
Name:	Stephen A. Schwarzman

BENNETT J. GOODMAN

/S/ MARISA J. BEENEY
Name:	Marisa J. Beeney
Title:	Attorney-in-fact

J. ALBERT SMITH III

/S/ MARISA J. BEENEY
Name:	Marisa J. Beeney
Title:	Attorney-in-fact

DOUGLAS I. OSTROVER

/S/ MARISA J. BEENEY
Name:	Marisa J. Beeney
Title:	Attorney-in-fact

EXHIBIT LIST

Exhibit 1	Joint Filing Agreement, dated as of December 23, 2010, by and among GSO Capital Partners LP, GSO COF Facility LLC, GSO Advisor Holdings L.L.C., Blackstone Holdings I L.P., Blackstone Holdings I/II GP Inc., The Blackstone Group L.P., Blackstone Group Management LLC, Stephen A. Schwarzman, Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover.

Exhibit 2	Power of attorney for Bennett J. Goodman, dated June 8, 2010.

Exhibit 3	Power of attorney for J. Albert Smith III, dated June 8, 2010.

Exhibit 4	Power of attorney for Douglas I. Ostrover, dated June 8, 2010.